UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

Shenzhen Integrated Circuit Design Application Industry Park, Unit 505-3

Chaguang Road No. 1089

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On April 2, 2025, Lianhe Sowell International Group Ltd, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “Offering”) an aggregate of 2,000,000 ordinary shares (the “IPO Shares”) of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 30-day option to purchase up to an additional 300,000 Ordinary Shares to cover over-allotments, if any.

The IPO Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-279303), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 31, 2025. A final prospectus dated April 2, 2025 relating to the Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On April 3, 2025, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering on April 2, 2025.

On April 3, 2025, the Ordinary Shares commenced trading on Nasdaq Capital Market under the symbol “LHSW.”

On April 4, 2025, the Company consummated the Offering of 2,000,000 Ordinary Shares, which were priced at a price of $4.00 per share. The gross proceeds to the Company from the Offering, before deducting commissions, expense allowance, and expenses, were approximately $8 million.

On April 4, 2025, pursuant to the Underwriting Agreement, the Company issued 5-year warrants to the Representative (the “Representative’s Warrants”) to purchase an aggregate of 60,000 Ordinary Shares at $4.8 per share. Such warrant may be exercised beginning on October 4, 2025.

The foregoing summary of the Representative’s Warrants is subject to, and qualified in its entirety by reference to, a copy of the Representative’s Warrants that is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference.

On April 4, 2025, the Company issued a press release furnished herewith as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025	Lianhe Sowell International Group Ltd

	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated April 2, 2025, between the Company and R.F. Lafferty & Co., Inc., as the representative of the Underwriters.
4.1	Representative’s Warrants, dated April 4, 2025, issued by the Company to R.F. Lafferty & Co., Inc., as the representative of the Underwriters.
99.1	Press Release, dated April 3, 2025.
99.2	Press Release, dated April 4, 2025.

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